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Exhibit 99.(a)(14)

USANA Health Sciences Announces Recommendation by Special Committee
of Board of Directors that Shareholders Reject the Amended Tender Offer

        SALT LAKE CITY, UT—July 3, 2008—USANA Health Sciences, Inc. (NASDAQ: USNA) today announced that the Special Committee of its Board of Directors has unanimously determined that the amended tender offer announced on June 30, 2008 by Unity Acquisition Corp. (the "Purchaser") and certain shareholders of USANA, including Myron W. Wentz, Ph.D., USANA's Chairman and Chief Executive Officer, and David A. Wentz, USANA's President, is inadequate and not in the best interests of USANA's shareholders. The tender offer, which was announced on June 2, 2008, was amended by the Purchaser on June 30, 2008 to increase the purchase price per share of common stock to $28.00, from the original $26.00 per share price.

        The Special Committee made its determination after carefully considering the amended tender offer, the prospects and value of USANA and other relevant facts and information set forth in an amendment to the Solicitation/Recommendation Statement on Schedule 14D-9/A, filed with the Securities and Exchange Commission (the "SEC") on July 3, 2008.

        The Special Committee unanimously recommends, on behalf of the Company, that the shareholders reject the amended tender offer and not tender their shares. If shareholders have previously tendered shares and wish to withdraw such shares, they should contact their broker or American Stock Transfer & Trust Company, the depository for the tender offer.

        The Special Committee encourages USANA shareholders to review the amendment on Schedule 14D-9/A in its entirety, which is being mailed to the shareholders and filed with the SEC, because it contains important information. Shareholders can obtain a free copy of the amendment on Schedule 14D-9/A or other documents filed by USANA with respect to the tender offer, at www.sec.gov.

About USANA

        USANA develops and manufactures high quality nutritional, personal care, and weight management products that are sold directly to Preferred Customers and Associates throughout the United States, Canada, Australia, New Zealand, Hong Kong, Japan, Taiwan, South Korea, Singapore, Mexico, Malaysia, the Netherlands, and the United Kingdom. More information on USANA can be found at http://www.usanahealthsciences.com.

Forward-Looking Statements

        This press release contains forward-looking statements, including but not limited to statements regarding the tender offer and the Special Committee's intentions with respect to the tender offer. Actual results could differ materially from those projected in these forward-looking statements, which involve a number of risks and uncertainties, including whether the conditions to the tender offer will be satisfied, actual or potential litigation, fluctuations in the economy and the availability of financing for us and for the tender offer participants, reliance upon our network of independent Associates, the governmental regulation of our products, manufacturing and marketing risks, adverse publicity risks, and risks associated with our international expansion. The contents of this release should be considered in conjunction with the risk factors, warnings, and cautionary statements that are contained in our most recent filings with the SEC. The forward-looking statements are made as of the date hereof based on information available to us as of the date hereof, and USANA undertakes no obligation to update them.

Contact:	USANA Health Sciences, Inc. Riley Timmer, 801-954-7922 (Investor Relations) investor.relations@us.usana.com or Edelman Joe Poulos, 312-240-2719 Joseph.poulos@edelman.com

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  Exhibit 99.(a)(14)